Final Term Sheet

October 9, 2013

Filed Pursuant to Rule 433

Registration Nos. 333-179936

and 333-179936-01

CARNIVAL CORPORATION

FINAL TERM SHEET

Dated: October 9, 2013

Issuer:	Carnival Corporation (the “Company”)

Guarantor:	Carnival plc

Security:	3.950% Senior Notes Due 2020

Size:	$700,000,000

Maturity:	October 15, 2020

Coupon:	3.950% per year, accruing from October 15, 2013

Coupon Payment Dates:	April 15 and October 15, commencing on April 15, 2014

Yield to Maturity:	3.993%

Spread to Benchmark Treasury:	195 basis points

Benchmark Treasury:	UST 2.000% due September 30, 2020

Benchmark Treasury Price and Yield:	99-23; 2.043%

Optional Redemption:	As a whole at any time or in part from time to time, at the Company’s option, at a redemption price equal to the greater of (i) 100% of the principal amount of the 3.950% Senior Notes Due 2020 to be redeemed and (ii) the sum of the present values of the Remaining Scheduled Payments, as defined in the Final Prospectus, discounted to the redemption date, on a semi-annual basis, assuming a 360 day year consisting of twelve 30 day months, at the Treasury Rate, as defined in the Final Prospectus, plus 30 basis points, plus, in each case, accrued interest to the date of redemption that has not been paid.

Change of Control Provisions:	If a Change of Control, as defined in the Final Prospectus, occurs that is accompanied by a Rating Downgrade, as defined in the Final Prospectus with respect to the Debt Securities, and the rating of the Debt Securities is not subsequently upgraded within the Change of Control Period, as defined in the Final Prospectus, the Company will be required to make an offer to purchase the Debt Securities at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase.

Price to Public:	99.740%

Trade Date:	October 9, 2013

Settlement Date:	October 15, 2013

CUSIP / ISIN:	143658BA9 / US143658BA91

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC BNP Paribas Securities Corp. Mizuho Securities USA Inc. UBS Securities LLC

Co-Managers:

Banca IMI S.p.A.

Lloyds Securities Inc.

RBC Capital Markets, LLC

RBS Securities Inc.

SG Americas Securities, LLC

Barclays Capital Inc.

BBVA Securities Inc.

Deutsche Bank Securities Inc.

Mitsubishi UFJ Securities (USA), Inc.

SMBC Nikko Securities America, Inc.

Conflicts of Interest:	Because more than 5% of the net proceeds from this offering will be used to repay indebtedness owed to at least one of the underwriters or its affiliates, this offering is conducted in compliance with the applicable requirements of FINRA Rule 5121.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at (212) 834-4533 (collect), Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322 and Wells Fargo Securities, LLC toll-free at (800) 326-5897.

2